UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 20)*

Sierra Health Services, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

826322-109
(CUSIP Number)

December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]     Rule 13d-1(b)

[ ]     Rule 13d-1(c)

[x]     Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 826322-109

1  NAME OF REPORTING PERSONS (entities only)
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Anthony M. Marlon, M.D.
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (A) |_|
           (See Instructions)                                                                                  (B) |_|
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3  SEC USE ONLY
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4  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America

                                          5    SOLE VOTING POWER
    NUMBER OF                       4,372,080 shares of Common Stock at 12/31/06
      SHARES
    BENEFICIALLY          6    SHARED VOTING POWER
      OWNED BY                       -0- at 12/31/06
        EACH
      REPORTING              7    SOLE DISPOSITIVE POWER
        PERSON                           4,372,080 shares of Common Stock at 12/31/06
        WITH
                                          8    SHARED DISPOSITIVE POWER
                                                 -0- at 12/31/06

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         4,372,080 shares of Common Stock at 12/31/06
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES (See Instructions) |X| See Item 4 of attached Schedule 13G
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        8.2% of outstanding class at 12/31/06
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12  TYPE OF REPORTING PERSON (See Instructions)
        IN
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Item 1. (a)   Name of Issuer:

                            Sierra Health Services, Inc.

                   (b)    Address of Issuer's Principal Executive Offices:

                            2724 North Tenaya Way
                            Las Vegas, Nevada 89128

Item 2. (a)   Name of Person Filing:

                            Anthony M. Marlon, M.D. ("Dr. Marlon")

                   (b)    Address of Principal Business Office or, if none, Residence:

                            2724 North Tenaya Way
                            Las Vegas, Nevada 89128

                   (c)    Citizenship:

                           United States of America

                   (d)    Title of Class of Securities:

                           Common Stock, $.005 par value

                   (e)    CUSIP Number:

                           826322-109

Item 3. This statement is filed pursuant to Rule 13d-1(c). Items 3(a) through 3(h) are, therefore, inapplicable.

Item 4. Ownership

                   (a)    Amount Beneficially Owned:

Dr. Marlon may be deemed to beneficially own 4,372,080 shares of Common Stock at December 31, 2006. That number of shares reported as beneficially owned includes 3,826,954 shares held indirectly through a total of four trusts established by Dr. Marlon and his wife, 3,000 shares held indirectly through a limited partnership (the "Partnership"), and 305,296 shares held indirectly by the AMM&RM Family Limited Partnership ("ARFLP").  Dr. Marlon may be deemed to have or share voting power and/or dispositive power over the shares held by the four trusts and, therefore, to have beneficial ownership with respect to such shares. Dr. Marlon, as managing general partner of the Partnership, has sole voting and dispositive power over the shares held by the Partnership. Dr. Marlon, as a general partner of ARFLP, may be deemed to have or share voting and/or dispositive power over the shares held by ARFLP (a limited partnership of which Dr. Marlon, his spouse, and a trust for the benefit of Jeannine A. Zeller, Dr. Marlon's daughter, are general and/or limited partners).  Dr. Marlon disclaims beneficial ownership as to the shares held by the four trusts, other than the 1,439,630 shares held by the Marlon Family Trust (a revocable trust of which he is a trustee), and the shares held by ARFLP. The number of shares reported as beneficially owned also includes 24,000 shares that Dr. Marlon has a right to acquire within 60 days of December 31, 2006, upon exercise of options, and includes 212,830 shares held for Dr. Marlon's account under the Company's 401(k) plan for employees. Dr. Marlon's beneficial ownership does not include 560,020 shares held in five trusts for the benefit of family members, the trustee of each of which is Erin E. MacDonald.  Dr. Marlon's beneficial ownership also does not include 168,000 shares deliverable in the future in settlement of restricted stock units, which do not constitute beneficial ownership because the options cannot be exercised and the restricted stock units cannot be settled currently or within 60 days after December 31, 2006.

(b)    Percent of Class:

8.2% of the class of Common Stock outstanding at December 31, 2006

(c)    Number of shares as to which Dr. Marlon has:

(i) sole power to vote or to direct the vote:

               4,372,080 shares of Common Stock at December 31, 2006 (see Item 4(a) above)

(ii) shared power to vote or to direct the vote:

-0- shares of Common Stock at December 31, 2006

(iii) sole power to dispose or to direct the disposition of:

4,372,080 shares of Common Stock at December 31, 2006 (see Item 4(a) above)

(iv) shared power to dispose or to direct the disposition of:

-0- shares of Common Stock at December 31, 2006

Item 5. Ownership of Five Percent or Less of a Class

            Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
           Holding Company

            Not applicable.

Item 8. Identification and Classification of Members of the Group

            Not applicable.

Item 9. Notice of Dissolution of Group

            Not applicable.

Item 10. Certification.

            Not applicable. This statement is filed pursuant to Rule 13d-1(d).

       The filing of this Amendment to Schedule 13G and amendments hereto, and the statements herein and therein, shall not be construed as an admission that any filing person or any other person named herein is, for purposes of Section 13(d), 13(g), 16(a), or 16(b) under the Exchange Act, or for any other purpose, the beneficial owner of any of the securities described herein or therein, except to the extent that a natural person is reported as having voting and dispositive power, and thus beneficial ownership for purposes of Sections 13(d) and 13(g), over securities owned directly by such person.

SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2007
       Date

/s/ Anthony M. Marlon, M.D.
ANTHONY M. MARLON, M.D.
Chairman of the Board, Chief Executive Officer